February 16, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

Re: The Barrett Funds (the “Trust”)
File Nos.: 811-09035, 333-65225

This correspondence is being filed in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, by the Staff on February 12, 2010 regarding the Preliminary Proxy Statement filed by the Trust on behalf of its series, the Barrett Growth Fund (the “Fund”) on February 3, 2010.  The Trust intends to file a Definitive Proxy Statement with any revisions discussed herein in response to your comments, and to make certain other non-material changes.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Comment 1:
Please consider adding a description of the circumstances which will result in the decline in Fund operating expenses following the reorganization in the section of the Proxy Statement that compares features of the Acquired Fund and the Acquiring Fund.

Response:	The Trust responds by adding the following disclosure to the sub-paragraph of the Proxy Statement entitled “Comparison of the Acquired Fund and the Acquiring Fund –Fund Expenses”.

“Certain expenses of the Acquiring Fund are expected to decrease due to economies of scale (such as legal, auditing and insurance costs). This decline in fees is expected to reduce total annual fund operating expenses before fee waivers and/or reimbursements by Adviser.”

Comment 2:
To the extent that the Reorganization is being completed in connection with the sale of the Barrett Associates, Inc. advisory business by Legg Mason, please include disclosure to the extent that Barrett Associates, Inc., or any affiliate of the adviser, will benefit from such sale.

Response:	The Trust responds by stating supplementally that there will be no sale of the advisory business of Barrett Associates, Inc. in connection with the Reorganization.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Peter H. Shriver

Peter H. Shriver
President
The Barrett Funds